Filed Pursuant to Rule 433
Registration Statement No. 333-159479
Pricing Term Sheet
Allegheny Technologies Incorporated
$350,000,000
9.375% Senior Notes due 2019
This term sheet to the preliminary prospectus supplement dated May 26, 2009 should be read together with the preliminary prospectus supplement before making a decision in connection with an investment in the securities. The information in this term sheet supersedes the information contained in the preliminary prospectus supplement to the extent that it is inconsistent therewith. Terms used but not defined herein have the meaning ascribed to them in the preliminary prospectus supplement.

Issuer:	Allegheny Technologies Incorporated

Security:	9.375% Senior Notes due 2019

Principal Amount:	$350,000,000

Trade Date:	May 27, 2009

Settlement Date:	June 1, 2009 (T+3)

Maturity:	June 1, 2019

Coupon:	9.375%

Public Offering Price:	99.204%

Yield to Maturity:	9.500%

Benchmark Treasury:	3.125% due May 15, 2019

Benchmark Treasury Price:	95-04

Benchmark Treasury Yield:	3.715%

Spread to Benchmark Treasury:	+578.5 bps

Interest payment dates:	June 1 and December 1, commencing December 1, 2009

Net Proceeds to Issuer (before expenses):	$344,939,000

Optional Redemption:	Greater of par and make whole at Treasury plus 50 basis points, plus accrued and unpaid interest to the date of redemption

Change of Control:	After a “Change of Control Repurchase Event”, the Company will offer to repurchase notes at a price equal to 101% of principal amount, plus accrued and unpaid interest.

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

CUSIP/ISIN:	01741R AC6 / US01741RAC60

Joint Book-Running Managers:	Citigroup Global Markets Inc.
J.P. Morgan Securities Inc.

Joint Lead Manager:	Banc of America Securities LLC

Co-Managers:	PNC Capital Markets LLC
BNY Mellon Capital Markets, LLC
Credit Suisse Securities (USA) LLC
Mitsubishi UFJ Securities (USA), Inc.
Morgan Stanley & Co. Incorporated
Wachovia Capital Markets, LLC
We have filed a registration statement (including a preliminary prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement included in that registration statement and other documents we have filed with the SEC for more complete information about us and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we or the underwriters will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 1-877-858-5407 or J.P. Morgan Securities Inc. collect at 212-834-4533.